RESULTS OF RECONVENED TWELFTH ANNUAL GENERAL MEETING
HELD ON SEPTEMBER 12, 2007

SINGAPORE, September 12, 2007 - Pacific Internet Limited (the “Company”) wishes to announce that the following resolutions put to the Reconvened Twelfth Annual General Meeting of the Company held on September 12, 2007 were duly passed:-

1.	That the summary of changes to the financial statements for the financial years ended December 31, 2000 until December 31, 2004 as published and circulated to all members and now submitted to this meeting be and are hereby received and adopted.

2.	That the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2005 as published and circulated to all members and now submitted to this meeting be and are hereby received and adopted.

3.	That the Restated Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2006 as published and circulated to all members and now submitted to this meeting be and are hereby received and adopted.

4.	That Messrs Ernst & Young be and are re-appointed Auditors of the Company and that the Directors be authorised to fix their remuneration.

5.	That the sum of S$556,750 be approved for payment as Directors’ Fees for the financial year ended December 31, 2006. (2005: S$337,350)

6.	That the sum of S$248,550 be approved for payment as Directors’ Fees for the period from January 1, 2007 to June 30, 2007.

7.	Authority To Issue Shares

THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to allot and issue ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.

Media, Analyst and Investor Relations Contact:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.